EXHIBIT (a)(1)(i)
OFFER TO PURCHASE FOR CASH
9,500 UNITS OF LIMITED PARTNERSHIP INTERESTS IN
BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV
BY
ANISE, L.L.C.
AT A CASH PURCHASE PRICE OF
$172 PER UNIT

THE OFFER, WITHDRAWAL RIGHTS AND PRORATION
PERIOD WILL EXPIRE AT 5:00 P.M., KANSAS CITY TIME,
ON MARCH 20, 2006,
UNLESS THE OFFER IS EXTENDED.

Anise, L.L.C. (“Anise” or the “Purchaser”), a Missouri limited liability company, is offering to purchase 9,500 units of Boston Financial Qualified Housing Limited Partnership (the “Partnership”), at a cash purchase price of $172 per unit, without interest, less the amount of the distributions (as defined below) per unit, if any, made to the unit holders by the Partnership after the date of this offer, and less any transfer fees imposed by the Partnership for each transfer. The Purchaser believes the Partnership is currently charging $10 per unit, with a minimum fee of $100 and a maximum fee of $250. The Offer (as defined below) is subject to certain terms and conditions set forth in this offer to purchase, as it may be supplemented from time to time (the “Offer to Purchase”) and in the related agreement of transfer and letter of transmittal, as it may be supplemented or amended from time to time (the “Letter of Transmittal,” which together with the Offer to Purchase, constitutes the “Offer”). This Offer is not subject to brokerage commissions or and is not conditioned upon financing. To the knowledge of the Purchaser, a unit holder will not incur any fees, such as selling broker commissions or depositary fees, to sell units in response to this Offer, unless such unit holder holds units in a manner that involves fees particular to such unit holder.

The enclosed Letter of Transmittal may be used to tender units for the Offer. Please read all offer materials completely before completing and returning the Letter of Transmittal (blue form).

--------------------------------------------

For More Information or for Further Assistance,
Please Call or Contact the Purchaser at:
Anise, L.L.C.
1001 Walnut
Kansas City, Missouri 64106
(816) 877-0892

February 20, 2006

CERTAIN INFORMATION CONCERNING PARTICIPANTS

The Purchaser, together with the other Participants (as defined below), has made a preliminary filing with the SEC of a proxy statement in connection with a consent solicitation (the "Preliminary Proxy Statement") to solicit votes to remove the Partnership's current general partners and to elect Everest Housing Management, LLC, a California limited liability company as the successor general partner.

THE PURCHASER ADVISES ALL UNIT HOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS ARE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE SOLICITATION WILL PROVIDE COPIES OF THE PROXY MATERIALS, WITHOUT CHARGE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR, THE ALTMAN GROUP, INC., AT ITS TOLL−FREE NUMBER: (800) 761-6532.

THE PARTICIPANTS IN THE PROXY SOLICITATION ARE PARK G.P., INC., EVEREST HOUSING MANAGEMENT, LLC, PACO DEVELOPMENT, L.L.C., ANISE, L.L.C., BOND PURCHASE, L.L.C., MCDOWELL INVESTMENTS, L.P. AND EVEREST HOUSING INVESTORS 2, LP (THE "PARTICIPANTS"). INFORMATION REGARDING THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS IS AVAILABLE IN THE SCHEDULE 13D JOINTLY FILED WITH THE SEC ON FEBRUARY 10, 2006 AND THE PRELIMINARY PROXY STATEMENT.

CERTAIN LEGAL MATTERS	24

General	24
State Takeover Statutes	24
Fees and Expenses	24
Miscellaneous	25

SCHEDULE I EXECUTIVE OFFICERS	26

APPENDIX A	A-1

INTRODUCTION

The Purchaser hereby offers to purchase 9,500 units of limited partnership interests in the Partnership (“Units”) at a cash purchase price of $172 per Unit, without interest, less the amount of Distributions (defined below) per Unit, if any, made to Unit Holders by the Partnership after the date of this Offer, and less any transfer fees imposed by the Partnership for each transfer. The Purchaser believes the Partnership is charging a transfer fee of $10 per Unit, with a $100 minimum fee and a $250 maximum fee. To the knowledge of the Purchaser, a Unit Holder will not incur any other fees, such as selling broker commissions or depositary fees, to sell Units in response to this Offer, unless such Unit Holder holds Units in a manner that involves fees particular to such Unit Holder.

SUMMARY OF THE OFFER

The purpose of the Offer is for the Purchaser to acquire an equity interest in the Partnership for investment purposes, and to acquire additional Units to remove the Partnership's current general partners and elect a successor general partner. Park G.P. ("Park"), an affiliate of the Purchaser, filed a filed a preliminary proxy statement in connection with a consent solicitation to remove the Partnership's current general partners and to elect Everest Housing Management, LLC, a California limited liability company as the successor general partner. Park, the Purchaser, and other entities and individuals have formed a group in connection with the consent solicitation.

In considering the Offer, Unit Holders are urged to consider the following:

•
The price offered for the Units is $172 in CASH, less any Distributions made after the date of this Offer and any transfer fees charged by the Partnership. See “Details of the Offer - Acceptance for Payment and Payment of Purchase Price.”

•
The Units are illiquid. According to information we obtained from Direct Investments Spectrum, trades during the past two years have ranged from $37.00 per Unit to $130.00 per Unit, with the most recent trading information from October 1, 2005 through November 30, 2005 indicating a range from $120.00 per Unit to $130.00 per Unit. The Offer allows Unit Holders to dispose of their Units without incurring the sales commissions (typically up to 10% with a minimum of $150-$200) associated with sales arranged through brokers or other intermediaries. See “Certain Information Concerning the Partnership - Trading History of the Units.”

•
The Partnership’s managing general partner, Arch Street VIII, Inc. (the “General Partner”), is seeking limited partner approval to liquidate the assets of the Partnership and wind up its affairs, which the General Partner estimates will take 24 months from the date of receiving approval. As part of the General Partner's preliminary proxy statement, the General Partner estimated that the liquidation of the Partnership's properties would result in a pretax liquidation valuation range of distributions of cash to the Unit Holders between $172.69 and $402.71 per Unit. However, the General Partner provided little support for its estimate and there is no assurance when or if the Partnership will be liquidated. There is also no assurance that a price consistent with the General Partner's estimates will be offered for the local limited partnerships, and the Purchaser does not know when a sale of the properties will occur or what price may be obtained.

•	Tax credits have expired. The Partnership has indicated that there are no more tax credits remaining.

•	The cash purchase price plus the estimated value of the current year tax loss totals $470[1]. Unit Holders who sell will receive an accelerated tax year benefit.

•
The Partnership will not be required to terminate before December 31, 2038, unless holders of a majority of the outstanding Units approve an earlier dissolution or an event occurs that would require a dissolution, according to the Partnership’s limited partnership agreement.

•	The Purchaser is not affiliated with the Partnership or its general partners. The General Partner may be expected to communicate the Partnership’s position on the Offer in the next two weeks.

•
According to the Partnership’s General Partner, you cannot abandon your interest in the Partnership. An abandonment would shift your recapture risk to other limited partners. Sale of your Units now will protect you against possible credit recapture tax liability in the year after the Partnership's confirmation of the transfer of Units.

•
Sale of all your Units will not result in the loss of tax credits previously taken. Unit Holders who sell all of their Units will also eliminate the need to file Form K-1 information for the Partnership with their federal tax returns for years after the Partnership's confirmation of the transfer of Units.

•
The Offer is an immediate opportunity for Unit Holders to liquidate their investment in the Partnership, but Unit Holders who tender their Units will be giving up the opportunity to participate in any potential future benefits from ownership of Units, including distributions resulting from any future sale of the Partnership’s properties. Unit Holders may have a more immediate need to use the cash now tied up in the Units, and may consider the Offer more certain to achieve a prompt liquidation of their investment in the Units. See “Details of the Offer - Acceptance for Payment and Payment of Purchase Price.”

Each Unit Holder must make his own decision, based on the Unit Holder’s particular circumstances, whether to tender Units. Unit Holders should consult with their respective advisors about the financial, tax, legal and other implications of accepting the Offer.

The above statements are intended only as a brief overview of the principal terms and considerations regarding the Offer. The entire Offer to Purchase, which follows, provides substantially greater detail about the Offer, and all of the statements above are qualified by the
___________________________________
1Assumes a combined federal/state capital gains tax rate of 36% and that prior Partnership losses have not been utilized. Each Unit Holder should check with their tax advisor as an individual tax rates and circumstances will vary.

entire Offer to Purchase. You should read it completely and carefully before deciding whether or not to tender your Units. The Offer is subject to certain terms and conditions set forth in this Offer to Purchase, and in the related Letter of Transmittal, that are not summarized above.

RISK FACTORS

Before deciding whether or not to tender any of your Units, you should consider carefully the following risks and disadvantages of the offer:

•
Although we cannot predict the future value of the Partnership’s assets on a per Unit basis, our offer could differ significantly from the net proceeds that would be realized on a per Unit basis from a current sale of the Partnership’s properties or that may be realized upon a future liquidation of the Partnership. As part of the General Partner's preliminary proxy statement requesting approval to liquidate the Partnership, the General Partner estimated that the liquidation of the Partnership's properties would result in a pretax liquidation valuation range of distributions of cash to the Unit Holders between $172.69 and $402.71 per Unit. However, the General Partner provided little support for its estimate and there is no assurance when or if the Partnership will be liquidated. There is also no assurance that a price consistent with the General Partner's estimates will be offered for the local limited partnerships, and the Purchaser does not know when a sale of the properties will occur or what price may be obtained.

•
Our price is based on our review of the information contained in this Offer to Purchase and other publicly available financial information filed with the Securities and Exchange Commission (the "Commission") by the Partnership. The Offer price does not necessarily reflect the market price of the Units.

•
We are making this Offer with a view to making a profit. Accordingly, there may be a conflict between our desire to acquire the Units at a low price and your desire to sell the Units at a high price. We would benefit to the extent the amount per Unit we receive in the liquidation exceeds the offer price, if any. No independent person has been retained to evaluate or render any opinion with respect to the fairness of our offer price and we make no representation as to such fairness.

•
We believe the Partnership is currently charging a transfer fee of $10 per Unit, with a $100 minimum fee and $250 maximum fee. It is our understanding that the Partnership could change this practice and charge a different transfer fee on a per trade, per Unit or other basis. Each tendering Unit Holder is responsible for paying the transfer fee.

•
Pursuant to the Partnership’s limited partnership agreement (the “Partnership Agreement”), the Partnership may refuse to confirm the transfer of Units pursuant to this Offer without an opinion of counsel that the transfer will not result in material adverse tax consequences to the partners or the managing general partner of the Partnership may not accept an opinion that counsel presents.

•	Confirmation of the transfer of Units could take a significant amount of time due to the fact that the General Partner controls the timing of the transfers. The

Partnership's transfer agent provides confirmation of transfers on a quarterly basis (the next confirmation date subsequent to the expiration of this offer will be April 1, 2006, however, tenders received after the transfer agent’s submission deadline will be processed with a July 1, 2006 effective date). Therefore, you could agree to sell and not receive the proceeds of the sale for an extended period. Tenders of Units made pursuant to the Offer are irrevocable (including in the event the market price for the Units increased or another party made a higher offer), except that Units tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless already accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after April 22, 2006 (60 days following the Offer Date).

•
It is possible that we may conduct a future offer at a higher price, although we have no obligation or current intention to do so. Such a decision will depend on, among other things, the performance of the partnership, prevailing economic conditions, and our interest in acquiring additional Units.

•
We believe that the Partnership’s agreement of limited partnerships prohibits the transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% of the total interest in capital and profits of that partnership to be transferred within such 12-month period. Because an unaffiliated third party maintains the transfer records of the Partnership, we have been unable to ascertain how many Units have been transferred in the previous twelve month period (we are aware of approximately 2,116 Units being transferred in the last 12 months, which amounts to approximately 3.1% of the 68,043 Units believed to be outstanding). If Units are validly tendered and not withdrawn that would cause more than 50% of the total interest and capital of the Partnership to be transferred within a 12-month period, we will accept for payment and pay for those Units so tendered pro rata according to the number of Units so tendered, with appropriate adjustments to avoid purchases of fractional Units. The Purchaser does not know whether the general partner will enforce a transfer limitation.

•
If our Offer causes the Partnership to transfer a sufficient number of Units that would trigger a limitation on the transfer of any further Units, those Unit holders that do not tender (and those Unit holders that do not tender all of their Units) may be precluded from transferring their Units for a 12-month period following our Offer.

•
We reserve the right to extend the period of time during which our Offer is open and thereby delay acceptance for payment of any tendered Units. The Offer may be extended up to 90 days from the date of commencement of the Offer, and no payment will be made in respect of tendered Units until the expiration of the Offer and acceptance of Units for payment.

DETAILS OF THE OFFER

1. TERMS OF THE OFFER; EXPIRATION DATE; PRORATION.

On the terms and subject to the conditions of the Offer, the Purchaser will accept and purchase up to 9,500 validly tendered, and not withdrawn, Units in accordance with the procedures set forth in this Offer to Purchase (“Properly Tendered”). For purposes of the Offer, the term “Expiration Date” means 5:00 p.m., Kansas City time, on March 20, 2006, unless the Purchaser extends the period of time during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date to which the Offer is extended by the Purchaser.

If, prior to the Expiration Date, the Purchaser increases the price offered to the Unit Holders pursuant to the Offer, the increased price will be paid for all Units accepted for payment pursuant to the Offer, whether or not the Units were tendered prior to the increase in consideration.

If more than 9,500 Units are Properly Tendered the Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for an aggregate of 9,500 Units, pro rata, according to the number of Units that are Properly Tendered by each Unit Holder, with appropriate adjustments to avoid purchases of fractional Units. If transfers of Units are limited by the Partnership Agreement to a number of Units (the “Transfer Limit”) less than 9,500 Units, and the number of Units that are Properly Tendered exceeds the Transfer Limit, the Purchaser will, upon the terms and subject to the other conditions of the Offer, accept for payment and pay for Units equal to the Transfer Limit, pro rata, according to the number of Units that are Properly Tendered by each Unit Holder, with appropriate adjustments to avoid purchases of fractional Units. Specifically, the Purchaser anticipates rounding up or down to the nearest whole Unit; provided, however, if necessary, the Purchaser might have to round down to avoid purchasing more than the stated maximum number of Units. Subject to its obligation to pay for Units promptly after the Expiration Date (as set forth below in "Acceptance for Payment and Payment of Purchase Price"), the Purchaser intends to pay for any Units accepted for payment pursuant to the Offer after determining the final proration or other adjustments. The Purchaser does not believe it would take any longer than five business days to determine the effects of any proration required. If the number of Units that are Properly Tendered is less than or equal to 9,500 Units (or the Transfer Limit, if any), the Purchaser will purchase all Units that are Properly Tendered, upon the terms and subject to the other conditions of the Offer. See “Effects of the Offer - Limitations on Resales.”

If prior to the Expiration Date any or all of the conditions of the Offer have not been satisfied, or waived by the Purchaser, the Purchaser reserves the right to: (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units, (ii) waive the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units that are Properly Tendered, (iii) extend the Offer and, subject to the right of Unit Holders to withdraw Units until the Expiration Date, retain previously tendered Units for the period or periods for which the Offer is extended, and (iv) amend the Offer.

2.	ACCEPTANCE FOR PAYMENT AND PAYMENT OF PURCHASE PRICE.

On the terms and subject to the conditions of the Offer, the Purchaser will purchase and will pay for up to 9,500 Properly Tendered Units, promptly following the Expiration Date. Payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Purchaser, unless waived by the Purchaser, of: (i) a properly completed and duly executed and acknowledged Letter of Transmittal, (ii) any other documents required in accordance with the Letter of Transmittal, and (iii) written confirmation from the Partnership of the transfer of the Units to the Purchaser; provided, however, that payment for Properly Tendered Units will be made promptly after the Expiration Date in all cases.

Any Distributions made or declared on or after the date of this Offer would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by tendering Unit Holders to the Purchaser or deducted from your proceeds if the Distribution was paid to you. Also, the transfer fees charged by the Partnership will be deducted from your proceeds. The Purchaser believes the Partnership is currently charging a transfer fee of $10 per Unit, with a $100 minimum fee and $250 maximum fee. UNDER NO CIRCUMSTANCE WILL INTEREST ON THE PURCHASE PRICE BE PAID, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

For example, if a Unit holder tenders 500 Units, and no distributions have been declared by the Partnership, the Unit holder would receive $172 per Unit tendered ($86,000), LESS the maximum transfer fee of $250, which would yield net proceeds of $85,750. If, however, the Partnership declared a distribution of $50, the tendering Unit holder in this example would receive an amount equal to $85,750, LESS the distribution of $50 per Unit ($25,000), which would yield total net proceeds of $60,750.

If any tendered Units are not purchased for any reason (other than proration adjustments), the Purchaser may destroy the original Letter of Transmittal with respect to the Units. If for any reason acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Units tendered, then, without prejudice to the Purchaser’s rights under Section 4 herein, the Purchaser may, nevertheless, retain documents concerning tendered Units, and those Units may not be withdrawn except to the extent that the tendering Unit Holders are otherwise entitled to withdrawal rights as described in Section 5 herein, subject, however, to the Purchaser’s obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to pay Unit Holders the purchase price in respect of Units tendered or return documents, if any, representing those Units promptly after termination or withdrawal of the Offer.

3.	PROCEDURE TO ACCEPT THE OFFER.

For the tender of any Units to be valid, the Purchaser must receive, at the address listed on the back page of this Offer to Purchase on or prior to the Expiration Date, a properly completed and duly executed Letter of Transmittal and all documents required by the Instructions.

The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Unit Holder, and delivery will be deemed made only when actually received by the Purchaser. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to assure timely delivery.

By executing and delivering a Letter of Transmittal, a tendering Unit Holder irrevocably appoints the Purchaser and its officers and any other designee of the Purchaser, and each of them, the attorneys-in-fact and proxies of the Unit Holder, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the Unit Holder’s rights with respect to the Units tendered by the Unit Holder and accepted for payment by the Purchaser (and with respect to any and all distributions, other Units, rights or other securities issued or issuable in respect thereof (collectively, “Distributions”)), including without limitation the right to direct any IRA custodian, trustee or other record owner to execute and deliver the Letter of Transmittal, the right to accomplish a withdrawal of any previous tender of the Unit Holder’s Units and the right to complete the transfer contemplated thereby. All such proxies will be considered coupled with an interest in the tendered Units, are irrevocable and are granted in consideration of, and are effective upon, the acceptance for payment of the Units by the Purchaser in accordance with the terms of the Offer. Upon acceptance for payment, all prior powers of attorney and proxies given by the Unit Holder with respect to the Units and Distributions will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given (and, if given, will be without force or effect). The officers and designees of the Purchaser will, with respect to the Units for which the appointment is effective, be empowered to exercise all voting and other rights of the Unit Holder as they in their discretion may deem proper at any meeting of the Partnership or any adjournment or postponement thereof.

By executing and delivering a Letter of Transmittal, a tendering Unit Holder irrevocably assigns to the Purchaser and its assigns all of the right, title and interest of the Unit Holder in and to any and all Distributions made by the Partnership, effective upon and after the date of acceptance with respect to Units accepted for payment and thereby purchased by the Purchaser.

4.	DETERMINATION OF VALIDITY; REJECTION OF UNITS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS.

All questions about the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the Offer will be determined by the Purchaser, which determination will be final and binding. The Purchaser reserves the right to reject any or all tenders of any particular Units determined by it not to be in proper form or if the acceptance of or payment for those Units may, in the opinion of Purchaser’s counsel, be unlawful. The Purchaser also reserves the right to waive or amend any of the conditions of the Offer that it is legally permitted to waive and to waive any defect in any tender with respect to any particular Units. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal) will be final and binding. No tender of Units will be deemed to have been validly made until all defects have been cured or waived. Neither the Purchaser nor any other person will be under any duty to give notification of any defects in the tender of any Units or will incur any liability for failure to give any such notification.

A tender of Units pursuant to the procedure described above and the acceptance for payment of such Units will constitute a binding agreement between the tendering Unit Holder and the Purchaser on the terms set forth in the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment pursuant to this Offer, and thereby purchased, Properly Tendered Units if, as and when the Purchaser gives written notice to the Partnership or its Transfer Agent of the Purchaser’s acceptance of those Units for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units accepted for payment pursuant to the Offer will be made and transmitted directly to Unit Holders whose Units have been accepted for payment.

5.	WITHDRAWAL RIGHTS.

Tenders of Units made pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless already accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after April 22, 2006 (60 days following the Offer Date). If purchase of, or payment for, Units is delayed for any reason, including (i) extension by the Purchaser of the Expiration Date or (ii) a delay by the General Partner in confirming the transfer of Units; or if the Purchaser is unable to purchase or pay for Units for any reason (for example, because of proration adjustments), then, without prejudice to the Purchaser’s rights under the Offer, tendered Units may be retained by the Purchaser and may not be withdrawn, except to the extent that tendering Unit Holders are otherwise entitled to withdrawal rights as set forth in this Section 5; subject, however, to the Purchaser’s obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Unit Holders the purchase price in respect of Units tendered promptly after termination or withdrawal of the Offer. The Partnership's transfer agent provides confirmation of transfers on a quarterly basis (the next confirmation date subsequent to the expiration of this offer will be April 1, 2006, however, tenders received after the transfer agent’s submission deadline will be processed with a July 1, 2006 effective date).

For withdrawal to be effective, a written notice of withdrawal must be timely received by the Purchaser at its address listed on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person(s) who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 herein at any time prior to the Expiration Date.

All questions about the validity and form (including time of receipt) of notices of withdrawal will be determined by the Purchaser, which determination shall be final and binding. Neither the Purchaser nor any other person will be under any duty to give notice of any defects in any notice of withdrawal or incur any liability for failure to give any such notice.

6.	EXTENSION OF TENDER PERIOD; AMENDMENT.

The Purchaser expressly reserves the right at any time:

•	to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units;

•
to delay for a reasonable period the acceptance for payment of, or payment for, any Units not already accepted for payment or paid for, if the Purchaser reasonably anticipates the prompt receipt of any authorization, consent, order of, or filing with, or the expiration of waiting periods imposed by, any court, government, administrative agency or other governmental authority, necessary for the consummation of the transactions contemplated by the Offer;

•	to amend the Offer in any respect (including, without limitation, by increasing or decreasing the price, increasing or decreasing the number of Units being sought, or both).

Notice of any such extension or amendment will promptly be disseminated to Unit Holders in a manner reasonably designed to inform Unit Holders of such change in compliance with Rule 14d-4(c) under the Exchange Act. In the case of an extension of the Offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act. If the Purchaser makes a material change in the terms of the Offer or waives a condition that constitutes a material change in the terms of the Offer, the Purchaser will extend the Offer for at least five business days and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. If a Distribution occurs before the Expiration Date and the Purchaser reduces its Offer price as a result, the Purchaser will provide notice thereof to Unit Holders and extend the Expiration Date in accordance with Rule 14e-1(b) under the Exchange Act. The Purchaser will not provide a subsequent offering period pursuant to Rule 14d-11 under the Exchange Act.

7.	CONDITIONS OF THE OFFER.

Notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer), to pay for any Units tendered, may delay the acceptance for payment of the Units tendered, or may withdraw the Offer if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

(a) a preliminary or permanent injunction or other order of any federal or state court, government, administrative agency or other governmental authority shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Units by the Purchaser; (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of both legal and beneficial ownership of the Units;

(iii) requires divestiture by the Purchaser of any Units; (iv) materially adversely affects the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser, or the Partnership; or (v) seeks to impose any material condition to the Offer unacceptable to the Purchaser, which determination will be made in the Purchaser’s reasonable judgment;

(b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government, administrative agency or other governmental authority which, directly or indirectly, results in any of the consequences referred to in paragraph (a) above;

(c) there shall be any authorization, consent, order of, or filing with, or expiration of waiting periods imposed by, any court, government, administrative agency or other governmental authority, necessary for the consummation of the transactions contemplated by the Offer and requested by Purchaser, that shall not have occurred or been filed or obtained;

(d) any event shall have occurred or been disclosed, or shall have been threatened, regarding the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which event is materially adverse, or which threatened event, if fulfilled, would be materially adverse, to the Partnership or its business or properties, or there shall be any material lien not disclosed in the Partnership’s financial statements, or the Purchaser shall have become aware of any previously undisclosed fact that has or with the passage of time would have a material adverse effect on the value of the Units or the Partnership’s properties;

(e) the General Partner or the Partnership shall have stated or otherwise indicated that it intends to refuse to take any action that the Purchaser deems necessary, in the Purchaser’s reasonable judgment, for the Purchaser to be the registered owner of the Units tendered and accepted for payment hereunder, with full voting rights, simultaneously with the consummation of the Offer or as soon thereafter as is permitted under the Partnership Agreement, in accordance with the Partnership Agreement and applicable law, or the Purchaser is unable to confirm to its reasonable satisfaction that the General Partner or Partnership will not refuse to take any such action. Generally, to be reasonably satisfied that the General Partner would not refuse to take actions necessary to cause the Purchaser to be the registered owner of the Units tendered, the Purchaser would need to receive confirmation from the transfer agent that the General Partner of the Partnership transferred the Units on the books of the Partnership and that the Purchaser is being admitted as a substitute limited partner of the Partnership, not merely an assignee;

(f) there shall have been threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Units pursuant to the Offer or otherwise directly or indirectly relating to the Offer, or otherwise, in the reasonable judgment of the Purchaser, adversely affecting the Purchaser, the Partnership or its properties or the value of the Units;

(g) the Partnership shall have (i) issued, or authorized or proposed the issuance of, any partnership interests of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible securities, (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Units, (iii) declared or paid any Distribution, other than in cash, on any of the Units, or (iv) the Partnership or the General Partner shall have authorized, proposed or announced its intention to propose any merger, consolidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event not in the ordinary course of business, other than listing the Partnership’s properties for sale or the Partnership's liquidation of the Partnership in connection with its proposal set forth in the General Partner's preliminary proxy statement; or

(h) the General Partner shall have modified, or taken any step or steps to modify, in any way, the procedures or regulations applicable to the registration of Units or transfers of Units on the books and records of the Partnership or the admission of transferees of Units as registered owners and as Unit Holders, such as if the Partnership were to amend the Partnership Agreement so that (i) transfer of Units would be impracticable or impossible or (ii) the Partnership would not recognize any transfer for an extended period of time.

The foregoing conditions are for the sole benefit of the Purchaser and may be (but need not be) asserted by the Purchaser regardless of the circumstances giving rise to such conditions or may be waived by the Purchaser in whole or in part at any time prior to the Expiration Date, subject to the requirement to disseminate to Unit Holders, in a manner reasonably designed to inform them of, any material change in the information previously provided. Any determination by the Purchaser, in its reasonable judgment, concerning the events described above will be final and binding upon all parties.

8.	BACKUP FEDERAL INCOME TAX WITHHOLDING.

To prevent the possible application of backup federal income tax withholding with respect to payment of the purchase price, a tendering Unit Holder must provide the Purchaser with the Unit Holder’s correct taxpayer identification number in the space provided in the Letter of Transmittal.

9.	FIRPTA WITHHOLDING.

To prevent the withholding of federal income tax in an amount equal to ten percent of the amount of the purchase price plus Partnership liabilities allocable to each Unit purchased, the Letter of Transmittal includes FIRPTA representations certifying the Unit Holder’s taxpayer identification number and address and that the Unit Holder is not a foreign person.

CERTAIN INFORMATION CONCERNING THE PARTNERSHIP

The Partnership is subject to the information reporting requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial results and other matters. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or electronically at http://www.sec.gov. Copies should be available by mail upon payment of the Commission’s customary charges by writing to the Commission’s principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549.

General. Attached as Part I of Appendix A to this Offer to Purchase are excerpts from the last Annual Report on Form 10-KSB filed by the Partnership with the Commission (the “Form 10-KSB”), which excerpts describe the business and operations of the Partnership.

Outstanding Units. According to the Form 10-KSB, there were 68,043 Units issued and outstanding, held by approximately 3,308 Unit Holders, as of March 31, 2005.

Trading History of the Units. There is no established public trading market for the Units other than limited and sporadic trading through matching services or privately negotiated sales. At present, privately negotiated sales and sales through intermediaries (such as through the American Partnership Board) are the only means available to a Unit Holder to liquidate an investment in Units (other than this Offer or other occasional offers by other partnership investors, if any) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system. The range of high and low bid quotations as derived from Direct Investments Spectrum for each quarter during the past two years is as follows:

Period	High	Low
2/1/04-3/31/04	$58.50	$37.00
4/1/04-5/31/04	$72.00	$45.00
6/1/04-7/31/04	$59.40	$41.50
8/1/04-9/30/04	$62.00	$45.00
10/1/04-11/30/04	$71.00	$45.00
12/1/04-1/31/05	$71.00	$58.00
2/1/04-3/31/05	$66.01	$61.00
4/1/05-5/31/05	$66.08	$42.00
6/1/05-7/31/05	$71.10	$46.00
8/1/05-9/30/05	$72.22	$65.00
10/1/05-11/30/05	$130.00	$120.00
12/1/05-1/31/06	Not available yet

Sales may be conducted which are not reported in the Direct Investments Spectrum and the prices of sales through other channels may differ from those reported by the Direct Investments Spectrum. The reported gross sales prices may not reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions (typically up to 10% with a minimum of $150-$200) and other secondary market transaction costs. The Purchaser does not know whether the information provided by the Direct Investments Spectrum is accurate or complete.

Selected Financial and Property Related Data. Attached as Part II of Appendix A is a summary of certain financial and statistical information with respect to the Partnership and its properties, all of which has been taken from the Form 10-KSB. More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the Commission. Part II of Appendix A is qualified in its entirety by reference to such publicly filed reports and documents, including, without limitation, all the financial information and related notes contained therein. Unit Holders should also refer to any other Quarterly Reports on Form 10-QSB or Current Reports on Form 8-K filed with the Commission after the

Form 10-KSB or after the date of this Offer for more recent information relating to the business and operations of the Partnership.

DETERMINATION OF OFFER PRICE

In establishing the Offer price, the Purchaser reviewed secondary market prices over the prior two years, which, according to Direct Investments Spectrum, ranged from $37.00 to $130.00. Additionally, the Purchaser reviewed certain publicly available information including among other things: (i) Annual Reports on Form 10-KSB and Quarterly Reports on Form 10-QSB and (ii) other reports filed with the Commission, including information relating to the Partnership’s cash on hand, debt obligations and net income and available information for the Leawood Manor apartments. The Purchaser did not obtain current independent valuations or appraisals of the assets.

The Purchaser did not develop an estimated current liquidation value for the Partnership’s Units due to the Purchaser not having access to the Partnership’s books and records or the Partnership’s limited partnership agreement (including partnership agreements in the other limited partnerships in which it has an interest). The Purchaser believes this information is necessary to estimate the liquidation value of the Partnership, including the value of its interest in the other limited partnerships.

As part of the General Partner's preliminary proxy statement requesting approval to liquidate the Partnership, the General Partner estimated that the liquidation of the Partnership's properties would result in a pretax liquidation valuation range of distributions of cash to the Unit Holders between $172.69 and $402.71 per Unit. However, the General Partner provided little support for its estimate and there is no assurance when or if the Partnership will be liquidated. There is also no assurance that a price consistent with the General Partner's estimates will be offered for the local limited partnerships, and the Purchaser does not know when a sale of the properties will occur or what price may be obtained.

CERTAIN INFORMATION CONCERNING THE PURCHASER

The Purchaser. The Purchaser is a Missouri limited liability company that was formed in April 2004. The principal office of the Purchaser is 1001 Walnut, Kansas City, Missouri 64106. The Purchaser has no employees of its own. The Purchaser and its affiliates invest in limited partnerships such as the Partnership, and in other forms of real estate oriented investments, and conduct activities incident thereto.

The Purchaser is owned by its members The Christopher J. Garlich Trust (“Garlich Trust”), whose sole trustee is Mr. Garlich, Jose L. Evans and Denise Evans. Although not a Purchaser and not involved in structuring and determining the terms of the Offer, the members may also be deemed bidders as a result of their ownership of the Purchaser.

Maxus Properties, Inc., a Missouri corporation ("Maxus Properties") is performing services related to the administration of the offer, which include mailing the offer, receiving tenders, answering questions regarding the offer and processing the paperwork to request transfer of the tendered Units. The managers of Purchaser, DeAnn Duffield and Erik Lund, are employees of Maxus. Mr. Garlich is a majority shareholder of Maxus Properties.

For certain information concerning the Purchaser’s managers and members, see Schedule I to this Offer to Purchase.

General. Except as set forth elsewhere in this Offer to Purchase, (i) the Purchaser does not have a right to acquire, and, to the best knowledge of the Purchaser, no associate or majority-owned subsidiary of Purchaser or the persons listed in Schedule I hereto, has a right to acquire any Units or any other equity securities of the Partnership; (ii) the Purchaser has not, and to the best knowledge of the Purchaser, none of the persons and entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has, effected any transaction in the Units or any other equity securities of the Partnership during the past 60 days other than as stated in this Offer to Purchase; (iii) the Purchaser does not have and, to the best knowledge of the Purchaser, none of the persons listed in Schedule I hereto has, any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, the transfer or voting thereof, joint ventures, loan arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations; (iv) since January 1, 2002, there have been no transactions which would require reporting under the rules and regulations of the Commission between the Partnership or any of its affiliates and the Purchaser or any of its subsidiaries or, to the best knowledge of the Purchaser, any of its executive officers, directors or affiliates; and (v) since January 1, 2002, except as otherwise stated in this Offer to Purchase, there have been no contacts, negotiations or transactions between the Purchaser, or any of its subsidiaries or, to the best knowledge of the Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets of the Partnership.

Prior Acquisitions of Units and Prior Contacts. The Purchaser currently owns 3,164 Units, representing approximately 4.6% of the outstanding Units (inclusive of the Units obtained in the 2004 Tender and the 2005 Tender described below). As indicated above, Maxus Properties is providing certain services to the Purchaser in connection with the Offer. The Group Members (defined below) own 20,560.5 Units in the aggregate, representing 30.2% of the outstanding Units.

On September 28, 2004, the Purchaser filed a lawsuit against two limited partnerships affiliated with the Partnership, relating to the refusal of the two partnerships to register limited partnership Units purchased by the Purchaser. The Purchaser, however, has dismissed the litigation against the Partnership because the Partnership rescinded its refusal to register the transfer of the Units requested.

On October 20, 2004, the Purchaser commenced a tender offer to purchase Partnership Units at a cash price of $53 per Unit (the "2004 Tender"). The 2004 Tender, as amended, sought up to 11,000 Units and expired pursuant to its terms on December 22, 2004. The Purchaser received 1,517 Units that were validly tendered and not withdrawn, all of which were accepted for payment. Another 6 Units are pending additional documentation before being submitted to the Partnership's transfer agent.

On July 13, 2004, Park G.P., Inc. ("Park"), a substituted limited partner in the Partnership filed a lawsuit against the Partnership, which is pending in the Circuit Court of Clay County, Missouri, Case No. CV104-005765CC. Park originally requested that the Partnership and its general partners make available to Park for inspection and copying certain books and records of the Partnership. Specifically, Park requested information pertaining to the properties in which the Partnership has invested. Park has recently amended this lawsuit to include additional claims relating to the Partnership disposing of its investments and/or dissolving without obtaining the approval of the limited partners. These claims include the General Partners' breach of the Partnership Agreement, breach of their fiduciary duties, and the appointment of a receiver. Defendants have responded by filing a motion to dismiss. This lawsuit is still pending.

On October 27, 2005, Bond Purchase, L.L.C. ("Bond Purchase") filed a lawsuit against the Partnership, which is pending in the District Court of Johnson County, Kansas, Case No. 05-CV-8489. Bond Purchase brought claims relating to the Partnership disposing of its investments and/or dissolving without obtaining the approval of the limited partners. Bond Purchase filed a motion to dismiss the case without prejudice because the Partnership indicated that statements in the Form 10-K were mistakes. Defendants have agreed to the dismissal without prejudice. The Court has not yet entered an order on this motion but it is expected to grant the motion.

On September 19, 2005, the Purchaser commenced a tender offer to purchase Partnership Units at a cash price of $101 per Unit (the "2005 Tender"). The 2005 Tender, as amended, sought up to 8,500 Units and expired pursuant to its terms on November 4, 2005. The Purchaser received 865 Units that were validly tendered and not withdrawn, all of which were accepted for payment. Of the 865 Units validly tendered, 30 units are currently pending transfer by the Partnership's transfer agent. Another 395.5 Units are pending additional documentation before being submitted to the transfer agent.

On September 28, 2005, Park wrote a letter to the Partnership advising that it believed the recent sales of partnership interests were in violation of the partnership agreement, and required a vote of the limited partners. In response, on October 3, 2005, the Partnership filed a lawsuit against Park and Bond Purchase, which is pending in the Superior Court Department of the Trial Court for Suffolk County, Massachusetts, Civil Action No. 05-04191 BLS. The Partnership is seeking in this case a declaratory judgment that it has properly disposed of assets. Further the Partnership has asserted claims alleging that Park and Bond Purchase interfered with the sale of a Local Limited Partnership. Park and Bond Purchase dispute these allegations. Park has moved to dismiss this case because the Court does not have jurisdiction to hear the dispute, and the Partnership failed to join all of the limited partners. The motion to dismiss is presently pending before the Court.

On October 4, 2005, the Partnership filed a Schedule 14D-9 in which it disclosed the possible additional sale of other assets.

In addition, Park or affiliates of Park sent the Partnership letters with respect to (i) concerns regarding the use of Partnership funds to pay off tax liabilities of limited partners related to the tax credit recapture for Bentley Court apartments and (ii) requesting the Partnership to submit a proposal to limited partners to amend the partnership agreement to require limited partner approval of the sale of local limited partnership interests and (iii) the negative tax effect of certain sales of local limited partnership interests.

On February 10, 2006, the following entities and persons jointly filed a Schedule 13D (i) Everest Housing Investors 2, LP, a California limited partnership ("EHI2"), (ii) Everest Properties, Inc., a California corporation ("Everest Properties"), (iii) McDowell Investments,

L.P., a Missouri limited partnership ("McDowell"), (iv) MGM Holdings, LLC, a Missouri limited liability company ("MGM Holdings"), (v) Bond Purchase, (vi) Park, (vii) Paco Development, L.L.C., a Missouri limited liability company ("Paco"), (viii) the Purchaser, (ix) SLCas, L.L.C., a Missouri limited liability company ("SLCas"), (x) David L. Johnson ("Mr. Johnson"), (xi) Sandra L. Castetter ("Ms. Castetter"), (xii) Christopher J. Garlich Trust, a trust ("Garlich Trust"), (xiii) Christopher J. Garlich, as trustee of the Garlich Trust ("Mr. Garlich"), (xiv) Jose L. Evans ("Mr. Evans"), and (xv) Denise Evans ("Ms. Evans"). EHI2, Everest Properties, McDowell, MGM Holdings, Bond Purchase, Park, Paco, Anise, SLCas, Mr. Johnson, Ms. Castetter, the Garlich Trust, Mr. Garlich, Mr. Evans and Ms. Evans are collectively referred to as the "Group Members." The Schedule 13D indicates that the Group Members are considering various alternatives and actions to affect management and control of the Partnership.

On February 10, 2006, Park filed a preliminary proxy statement in connection with a consent solicitation to remove the current general partners and to elect Everest Housing Management, LLC, a California limited liability company that is affiliated with EHI2 and Everest Properties as the successor general partner. Although the Purchaser and Group Members do not have a binding obligation to consent to the actions contemplated by Park in the consent solicitation, they have discussed consenting to those actions.

On February 10, 2006, the General Partner filed a preliminary proxy statement in connection with a consent solicitation asking limited partners to authorize and approve a plan of liquidation and dissolution to sell or dispose of the Partnership's remaining interests in local limited partnerships which, in turn, own apartment and other housing complexes. The preliminary proxy statement also includes an alternative proposal that Bond Purchase, a Group Member, proposed, which asks the limited partners to amend the Partnership Agreement to require that General Partner obtain consent from the limited partners each time the General Partner wants to dispose of a Partnership property.

Except as set forth above, neither the Purchaser nor its affiliates are party to any past, present or proposed material contracts, arrangements, understandings, relationships, or negotiations with the Partnership or with the General Partner concerning the Partnership since February 1, 2003.

Source of Funds. Based on the Offer price of $172 per Unit, the Purchaser estimates that the total amount of funds necessary to purchase all Units sought by this Offer and to pay related fees and expenses, will be approximately $1,654,000. The Purchaser expects to obtain these funds from committed equity contributions.

FUTURE PLANS OF THE PURCHASER

The Purchaser is seeking to acquire Units pursuant to the Offer to obtain a substantial equity interest in the Partnership, for investment purposes and the Purchaser is considering various alternatives to affect management and control of the Partnership. On February 10, 2006, Park filed a preliminary proxy statement in connection with a consent solicitation to remove the current general partners and to elect Everest Housing Management, LLC, a California limited liability company that is affiliated with EHI2 and Everest Properties as the successor general partner. Although the Purchaser does not have a binding obligation to consent to the actions contemplated by Park in the consent solicitation, it has discussed the consent solicitation with the other Group Members and anticipates consenting to those actions.

Following the completion of the Offer, the Purchaser and persons related to or affiliated with the Purchaser may acquire additional Units, although there is no current intention to do so. Any such acquisition may be made through private purchases, through one or more future tender or exchange offers or by any other means deemed advisable by the Purchaser. Any such acquisition may be at a price higher or lower than the price to be paid for the Units purchased pursuant to the Offer, and may be for cash or other consideration. The Purchaser also may consider selling some or all of the Units it acquires pursuant to the Offer, either directly or by a sale of one or more interests in the Purchaser itself, depending upon liquidity, strategic, tax and other considerations.

Other than as set forth above, the Purchaser does not currently intend to change current management, indebtedness, capitalization, corporate structure or business operations of the Partnership and does not have current plans for any extraordinary transaction such as a merger, reorganization, liquidation or sale or transfer of assets involving the Partnership. However, these plans could change at any time in the future. If a significant number of Units are purchased pursuant to the Offer, the Purchaser may consider taking steps to attempt to change current management. If any transaction is effected by the Partnership and financial benefits accrue to the Unit Holders, the Purchaser and its affiliates will participate in those benefits to the extent of their ownership of the Units.

EFFECTS OF THE OFFER

Future Benefits of Unit Ownership. Tendering Unit Holders shall receive cash in exchange for their Units purchased by the Purchaser and will forego all future distributions and income and loss allocations from the Partnership with respect to such Units.

Limitations on Resales. There are two separate transfer limitations in the Partnership Agreement. First, the Partnership Agreement provides that no transfer of any Units will be made "if such sale, exchange, transfer or assignment, when aggregated with all other transfers during the same taxable year of the Partnership, would result in both (i) the transfer of more than 5% of the Units (excluding certain permitted transfers) and (ii) the transfer of more than 2% of the Units (excluding Permitted Transfers and transfers made through a Matching Service), unless the Managing General Partner shall have received an opinion of counsel that such sale, exchange, transfer or assignment can be made without material adverse tax consequences to the Partners."

In addition, the Partnership Agreement provides that if "in the opinion of counsel, such sale, exchange, transfer or assignment would, when added to the total of all other Units sold or exchanged within a period of 12 consecutive months prior thereto result in the Partnership being considered to have terminated within the meaning of Section 708 of the Code and such termination would have adverse tax consequences to any Partner . . . ." (a “Tax Termination”).

Accordingly, the Partnership may not recognize any requests for recognition of a transferee Unit Holder upon a transfer of Units if the transfer would result in a Tax Termination. For the same reasons, it is theoretically possible that the number of Units tendered for purchase by the Purchaser taken together with the number of Units that have transferred prior to the Offer could result in a Tax Termination. In such event, Purchaser will purchase the maximum number of Units it may purchase without causing a Tax Termination, as informed by the General Partner. It is not possible for Purchaser to determine how many Units may be purchased because only the General Partner will know the number of Units that have been transferred in all other transactions prior to the expiration of the Offer. See “Details of the Offer - Terms of the Offer; Expiration Date; Proration.”

The possibility exists that the general partner will deny the transfer of Units. The Purchaser is aware of approximately 2,116 Units being transferred in the last 12 months (which amounts to approximately 3.1% of the 68,043 Units outstanding). Although the Purchaser does not know whether the general partner will enforce a limitation on transfer, the Purchaser should know whether the general partner will transfer the Units tendered when the Partnership's transfer agent provides confirmation of transfers, which occurs on a quarterly basis (the next confirmation date subsequent to the expiration of this offer will be April 1, 2006, however, tenders received after the transfer agent’s submission deadline will be processed with a July 1, 2006 effective date).

Influence Over Future Voting Decisions. Under the Partnership Agreement, Unit Holders holding a majority of the Units are entitled to take action with respect to a variety of matters, including removal of the General Partner, dissolution and termination of the Partnership, and approval of most types of amendments to the Partnership Agreement. If all of the Units sought are acquired, the Purchaser and the Group Members will hold approximately 44.2% of the outstanding Units. Accordingly, while the Purchaser and the Group Members do not currently control any vote of the Unit Holders, the Purchaser and its affiliates may have some influence over such actions.

FEDERAL INCOME TAX MATTERS

The following summary is a general discussion of certain of the federal income tax consequences of a sale of Units pursuant to the Offer. The summary is based on the Code, applicable Treasury regulations thereunder, administrative rulings, and judicial authority, all as of the date of the Offer. All of the foregoing is subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Unit Holder in light of such Unit Holder’s specific circumstances, nor does it describe any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer may be taxable transactions under applicable state, local, foreign and other tax laws. UNIT HOLDERS SHOULD CONSULT THEIR RESPECTIVE TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THE UNIT HOLDER OF SELLING UNITS PURSUANT TO THE OFFER.

In general, a Unit Holder will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Unit Holder’s “amount realized” on the sale and (ii) the Unit Holder’s adjusted tax basis in the Units sold. The amount of a Unit Holder’s adjusted tax basis in a Unit will vary depending upon the Unit Holder’s particular circumstances, and it will include the amount of the Partnership’s liabilities allocable to the Unit (as determined under Code Section 752). The “amount realized” with respect to a Unit will be a sum equal to the amount of cash received by the Unit Holder for the Unit pursuant to the Offer (that is, the purchase price), plus the amount of the Partnership’s liabilities allocable to the Unit (as determined under Code Section 752).

The gain or loss recognized by a Unit Holder on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss if the Unit was held by the Unit Holder as a capital asset. Gain with respect to Units held for more than one year will be taxed, for federal income tax purposes, at a maximum long-term capital gain rate of 15 percent. Gain with respect to Units held one year or less will be taxed at ordinary income rates. It should also be noted that the Taxpayer Relief Act of 1997 imposed depreciation recapture of previously deducted straight-line depreciation with respect to real property at a rate of 25 percent (assuming eligibility for long-term capital gain treatment). A portion of the gain realized by a Unit Holder with respect to a disposition of the Units may be subjected to this 25 percent rate to the extent that the gain is attributable to depreciation recapture inherent in the properties of the Partnership.

If any portion of the amount realized by a Unit Holder is attributable to such Unit Holder’s share of “unrealized receivables” or “substantially appreciated inventory items” as defined in Code Section 751, a corresponding portion of such Unit Holder’s gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of Code Section 751 may result in a Unit Holder’s recognizing ordinary income with respect to the portion of the Unit Holder’s amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit.

Capital losses are deductible only to the extent of capital gains, except that taxpayers who are natural persons may deduct up to $3,000 per year of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a “C” corporation’s carry-forward period is five years and an individual taxpayer can carry forward such losses indefinitely).

Under Code Section 469, individuals, S corporations and certain closely-held corporations generally are able to deduct “passive activity losses” in any year only to the extent of the person’s passive activity income for that year. Substantially all post-1986 losses of Unit Holders from the Partnership are passive activity losses. Unit Holders may have “suspended” passive activity losses from the Partnership (i.e., post-1986 net taxable losses in excess of statutorily permitted “phase-in” amounts and which have not been used to offset income from other passive activities).

If a Unit Holder sells less than all of its interest in the Partnership pursuant to the Offer, a passive loss recognized by that Unit Holder can be currently deducted (subject to the other applicable limitations) to the extent of the Unit Holder’s passive income from the Partnership for that year plus any other net passive activity income for that year, and any gain recognized by a Unit Holder upon the sale of Units can be offset by the Unit Holder’s current or “suspended” passive activity losses (if any) from the Partnership and other sources. If, on the other hand, a Unit Holder sells 100 percent of its interest in the Partnership pursuant to the Offer, any “suspended” passive activity losses from the Partnership and any passive activity losses recognized upon the sale of the Units will be offset first against any net passive activity income from the Unit Holder’s other passive activity investments, and the balance of any net passive activity losses attributable to the Partnership will no longer be subject to the passive activity loss limitation and, therefore, will be deductible by such Unit Holder from its other “ordinary” income (subject to any other applicable limitations). If more than the number of Units sought in the Offer are Properly Tendered, some tendering Unit Holders may not be able to sell 100 percent of their Units pursuant to the Offer because of proration of the number of Units to be purchased by the Purchaser, unless the Purchaser amends the Offer to increase the number of Units to be purchased.

A tendering Unit Holder will be allocated the Unit Holder’s pro rata share of the annual taxable income and losses from the Partnership with respect to the Units sold for the period through the date of sale, even though such Unit Holder will assign to the Purchaser its rights to receive certain cash distributions with respect to such Units. Such allocations and any Partnership distributions for such period would affect a Unit Holder’s adjusted tax basis in the tendered Units and, therefore, the amount of gain or loss recognized by the Unit Holder on the sale of the Units.

Unit Holders (other than tax-exempt persons, corporations and certain foreign individuals) who tender Units may be subject to 28 percent backup withholding unless those Unit Holders provide a taxpayer identification number (“TIN”) and are certain that the TIN is correct or properly certify that they are awaiting a TIN. A Unit Holder may avoid backup withholding by properly completing and signing the Letter of Transmittal. If a Unit Holder who is subject to backup withholding does not include its TIN, the Purchaser will withhold 28 percent from payments to such Unit Holder.

CERTAIN LEGAL MATTERS

General. Except as set forth herein, the Purchaser is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer. The Purchaser’s obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed herein.

State Takeover Statutes. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of entities domiciled in such states or which have substantial assets, security holders, principal executive offices or principal places of business in such states. These laws are generally directed at the acquisition of corporations and not partnerships. The Purchaser is not aware of any state anti-takeover law that would apply to the transaction contemplated by the Offer.

If any person seeks to apply any state takeover statute, the Purchaser will take such action as then appears desirable, which action may include challenging the validity or applicability of any such statute in appropriate court proceedings. If there is a claim that one or more takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statutes do not apply or are invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. This could prevent the Purchaser from purchasing or paying for Units tendered pursuant to the Offer, or cause delay in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment or pay for Units tendered. Furthermore, it is a condition to the Offer that no state or federal statute impose a material limitation on the Purchaser’s right to vote the Units purchased pursuant to the Offer. If this condition is not met, Purchaser may terminate or amend the Offer.

Fees and Expenses. Purchaser will pay Maxus Properties $2,000 in connection with Maxus Properties assistance in making this Offer. Employees of Maxus Properties may solicit tenders of Units without any additional compensation. Except as provided in the preceding sentence, Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. The Purchaser will pay all costs and expenses of printing and mailing the Offer and Purchaser’s legal fees and expenses.

Miscellaneous. The Offer is not made to (nor will tenders be accepted on behalf of) Unit Holders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. However, the Purchaser may take such action as it deems necessary to make the Offer in any jurisdiction and extend the Offer to Unit Holders in such jurisdiction.

In any jurisdiction where the securities or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

The Purchaser has filed with the Commission a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth under the caption “Certain Information Concerning The Partnership -- General.”

No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

ANISE, L.L.C.

FEBRUARY 20, 2006

SCHEDULE I

EXECUTIVE OFFICERS

The Purchaser's managers are DeAnn Duffield and Erik Lund. The Purchaser has no employees of its own. The Purchaser's members are The Christopher J. Garlich Trust, of which Mr. Garlich is the sole trustee, Jose L. Evans and Denise Evans. Each is a United States citizen. The name and principal occupation or employment of each member of the Purchaser are set forth below.

Name	Present Principal Occupation or Employment Position and Five-Year Employment History
DeAnn Duffield
Ms. Duffield is a manager of the Purchaser. Ms. Duffield has been employed by Maxus Properties since May 2005, serving as VP of Reporting and Administration. Ms. Duffield was not employed for the five year period prior to such time.

Erik Lund
Mr. Lund is a manager of the Purchaser. Since July 2004, Mr. Lund has been employed by Maxus Properties as its Acquisitions Manager. Prior to July 2004, Mr. Lund worked at Ernst & Young’s National Cash Management Practice headquartered in Kansas City, MO for over four years as a senior advisor.

Christopher J. Garlich
Since August 1993, Executive Vice President and member of Bancorp Services, LLC, a Missouri limited liability company, specializing in the development, administration and distribution of life insurance products to the corporate and high net worth market place, with a principal business address of 12800 Corporate Hill Drive, Suite 300, St. Louis, Missouri. Mr. Garlich is a majority shareholder of Maxus Properties.

Jose L. Evans
Since August 1994, President and sole owner of Assured Quality Title Company, a real estate title insurance agency and escrow company, with a principal business address of 1001 Walnut, Kansas City, Missouri.

Denise Evans	Ms. Evans is not employed and has not been employed during the past five years.

APPENDIX A

The following information has been copied from the Partnership’s Annual Report on Form 10-KSB for the year ended March 31, 2005. Although the Purchaser has no information that any statements contained in this Appendix A are untrue, the Purchaser has not independently investigated the accuracy of statements, and takes no responsibility for the accuracy, inaccuracy, completeness or incompleteness of any of the information contained in the Form 10-KSB or for the failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information.

The Partnership is subject to the information reporting requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial results and other matters. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or electronically at http://www.sec.gov. Copies should be available by mail upon payment of the Commission’s customary charges by writing to the Commission’s principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549.

PART I

From the Form 10-KSB:

Item 1. Business

Boston Financial Qualified Housing Tax Credits L.P. IV (the "Partnership") is a limited partnership formed on March 30, 1989 under the Revised Uniform Limited Partnership Act of the Commonwealth of Massachusetts. The Partnership's partnership agreement ("Partnership Agreement") authorized the sale of up to 100,000 units of Limited Partnership Interest ("Units") at $1,000 per Unit, adjusted for certain discounts. The Partnership raised $67,653,000 ("Gross Proceeds"), net of discounts of $390,000, through the sale of 68,043 Units. Such amounts exclude five unregistered Units previously acquired for $5,000 by the Initial Limited Partner, which is also one of the General Partners. The offering of Units terminated on January 31, 1990. No further sale of Units is expected.

The Partnership is engaged solely in the business of real estate investment. Therefore, a presentation of information about industry segments is not applicable and would not be material to an understanding of the Partnership's business taken as a whole.

The Partnership has invested as a limited partner in other limited partnerships ("Local Limited Partnerships") which own and operate residential apartment complexes ("Properties"), most of which benefit from some form of federal, state or local assistance programs and all of which qualify for the low-income housing tax credits ("Tax Credits") added to the Internal Revenue Code (the "Code") by the Tax Reform Act of 1986. The investment objectives of the Partnership include the following: (i) to provide current tax benefits in the form of Tax Credits which qualified limited partners may use to offset their federal income tax liability; (ii) to preserve and protect the Partnership's capital; (iii) to provide limited cash distributions from Property operations which are not expected to constitute taxable income during the expected duration of the Partnership's operations; and (iv) to provide cash distributions from sale or refinancing transactions. There cannot be any assurance that the Partnership will attain any or all of these investment objectives. A more detailed discussion of these investment objectives, along with the risks in achieving them, is contained in the section of the prospectus entitled "Investment Objectives and Policies - Principal Investment Policies" which is herein incorporated by this reference.

Table A on the following page lists the Properties originally acquired by the Local Limited Partnerships in which the Partnership has invested. Item 6 of this Report contains other significant information with respect to such Local Limited Partnerships. As required by applicable rules, the terms of the acquisition of Local Limited Partnership interests have been described in supplements to the Prospectus and collected in three post-effective amendments to the Registration Statement (collectively, the "Acquisition Reports"); such descriptions are incorporated herein by this reference.

TABLE A

SELECTED LOCAL LIMITED
PARTNERSHIP DATA

Properties Owned by Local Limited Partnerships	Location	Date Interest Acquired
Brookscrossing	Atlanta, GA	06/30/89
Dorsett Apartments (1)	Philadelphia, PA	10/20/89
Willow Ridge (1)	Prescott, AZ	08/28/89
Town House Apartments	Allentown, PA	12/26/89
Lancaster House North	Lancaster, PA	03/13/89
Sencit Towne House	Shillington, PA	12/26/89
Pinewood Terrace (1)	Rusk, TX	12/27/89
Justin Place (1)	Justin, TX	12/27/89
Grandview (1)	Grandview, TX	12/27/89
Hampton Lane (1)	Buena Vista, GA	12/20/89
Audobon (1)	Boston, MA	12/22/89
Bent Tree (1)	Jackson, TX	12/27/89
Royal Crest (1)	Bowie, TX	12/27/89
Nocona Terrace (1)	Nocona, TX	12/27/89
Pine Manor (1)	Jacksboro, TX	12/27/89
Hilltop (1)	Rhome, TX	12/27/89
Valley View (1)	Valley View, TX	12/27/89
Bentley Court	Columbia, SC	12/26/89
Orocovix IV (1)	Orocovix, PR	12/30/89
Leawood Manor	Leawood, KS	12/29/89
Pecan Hill (1)	Bryson, TX	12/28/89
Carolina Woods	Greensboro, NC	01/31/90
Mayfair Mansions	Washington, DC	03/21/90
Oakview Square	Chesterfield, MI	03/22/89
Whitehills II (1)	Howell, MI	04/21/90
Orchard View	Gobles, MI	04/29/90
Lakeside Square	Chicago, IL	05/17/90
Lincoln Green (1)	Old Town, ME	03/21/90
Brown Kaplan (1)	Boston, MA	07/01/90
Green Tree Village	Greenville, GA	07/06/90
Canfield Crossing (1)	Milan, MI	08/20/90
Findlay Market (1)	Cincinnati, OH	08/15/90
Seagraves (1)	Seagraves, TX	11/28/90
West Pine	Findlay, PA	12/31/90
BK Apartments	Jamestown, ND	12/01/90
46th & Vincennes	Chicago, IL	03/29/91
Gateway Village Garden (1)	Azle, TX	06/24/91

(1) The Partnership no longer has an interest in the Local Limited Partnership which owns this Property.

Although the Partnership's investments in Local Limited Partnerships are not subject to seasonal fluctuations, the Partnership's equity in losses of Local Limited Partnerships, to the extent they reflect the operations of individual Properties, may vary from quarter to quarter based upon changes in occupancy and operating expenses as a result of seasonal factors.

With the exception of Leawood Manor, each Local Limited Partnership has as its general partners ("Local General Partners") one or more individuals or entities not affiliated with the Partnership or its General Partners. In accordance with the partnership agreements under which such entities are organized ("Local Limited Partnership Agreements"), the Partnership depends on the Local General Partners for the management of each Local Limited Partnership. As of March 31, 2005, the following Local Limited Partnerships have a common Local General Partner or affiliated group of Local General Partners accounting for the specified percentage of the capital contributions to Local Limited Partnerships: Sencit Towne House, L.P., Allentown Towne House, L.P. and Prince Street Towers, L.P., representing 14.83%, have AIMCO Properties as Local General Partner. The Local General Partners of the remaining Local Limited Partnerships are identified in the Acquisition Reports, which are incorporated herein by reference.

The Properties owned by Local Limited Partnerships in which the Partnership has invested are and will continue to be subject to competition from existing and future apartment complexes in the same areas. The continued success of the Partnership will depend on many outside factors, most of which are beyond the control of the Partnership and which cannot be predicted at this time. Such factors include general economic and real estate market conditions, both on a national basis and in those areas where the Properties are located, the availability and cost of borrowed funds, real estate tax rates, operating expenses, energy costs and government regulations. In addition, other risks inherent in real estate investment may influence the ultimate success of the Partnership, including: (i) possible reduction in rental income due to an inability to maintain high occupancy levels or adequate rental levels; (ii) possible adverse changes in general economic conditions and adverse local conditions, such as competitive overbuilding, a decrease in employment or adverse changes in real estate laws, including building codes; and (iii) the possible future adoption of rent control legislation which would not permit increased costs to be passed on to the tenants in the form of rent increases or which would suppress the ability of the Local Limited Partnerships to generate operating cash flow. Since most of the Properties benefit from some form of government assistance, the Partnership is subject to the risks inherent in that area including decreased subsidies, difficulties in finding suitable tenants and obtaining permission for rent increases. In addition, any Tax Credits allocated to investors with respect to a Property are subject to recapture to the extent that the Property or any portion thereof ceases to qualify for the Tax Credits. Other future changes in federal and state income tax laws affecting real estate ownership or limited partnerships could have a material and adverse affect on the business of the Partnership.

The Partnership is managed by Arch Street VIII, Inc., the Managing General Partner of the Partnership. The other General Partner of the Partnership is Arch Street IV Limited

Partnership. The Partnership, which does not have any employees, reimburses MMA Financial, LLC ("MMA"), an affiliate of the General Partner, for certain expenses and overhead costs. A complete discussion of the management of the Partnership is set forth in Item 9 of this Report.

Item 2. Properties

The Partnership owns limited partnership interests in fifteen Local Limited Partnerships which own and operate Properties, some of which benefit from some form of federal, state or local assistance programs and all of which qualify for the Tax Credits added to the Code by the Tax Reform Act of 1986. The Partnership's ownership interest in each Local Limited Partnership is 99% with the exception of Leawood Manor, which is 89%.

Each of the Local Limited Partnerships has received an allocation of Tax Credits by its relevant state tax credit agency. In general, the Tax Credit runs for ten years from the date the Property is placed in service. The required holding period (the "Compliance Period") of the Properties is fifteen years. During these fifteen years, the Properties must satisfy rent restrictions, tenant income limitations and other requirements, as promulgated by the Internal Revenue Service, in order to maintain eligibility for the Tax Credit at all times during the Compliance Period. Once a Local Limited Partnership has become eligible for the Tax Credits, it may lose such eligibility and suffer an event of recapture if its Property fails to remain in compliance with the requirements. To date, with the exception of Bentley Court, none of the Local Limited Partnerships have suffered an event of recapture of Tax Credits.

In addition, some of the Local Limited Partnerships have obtained one or a combination of different types of loans such as: i) below market rate interest loans; ii) loans provided by a redevelopment agency of the town or city in which the Property is located at favorable terms; or iii) repayment terms that are based on a percentage of cash flow.

The schedule on the following pages provides certain key information on the Local Limited Partnership interests acquired by the Partnership.

		Capital Contributions
Local Limited Partnership Property Name Property Location	Number of Apt. Units	Total Committed at March 31, 2005	Total Paid through March 31, 2005	Mtge. Loans payable at December 31, 2004	Type of Subsidy*	Occupancy at March 31, 2005
----------------------	----------	--------------	-------------	-------------	-----------	--------------
Brookscrossing Apartments, L.P. A Limited Partnership Brookscrossing Atlanta, GA	224	$3,363,776	$3,363,776	$5,626,230	None	92%

Willow Ridge Development Co. Limited Partnership (1) Willow Ridge Prescott, AZ

Leawood Associates, L.P. A Limited Partnership Leawood Manor Leawood, KS	254	7,497,810	7,497,810	7,726,178	None	99%

Dorsett Limited Partnership (1) Dorsett Apartments Philadelphia, PA

Allentown Towne House, L.P. Towne House Apartments Allentown, PA	160	1,589,403	1,589,403	5,891,688	Section 8	100%

Prince Street Towers L.P. A Limited Partnership Lancaster House North Lancaster, PA	201	1,996,687	1,996,687	6,781,959	Section 8	99%

Sencit Towne House L.P. Sencit Towne House Shillington, PA	201	1,996,687	1,996,687	4,062,606	Section 8	100%

Capital Contributions
Local Limited Partnership Property Name Property Location	Number of Apt. Units	Total Committed at March 31, 2005	Total Paid through March 31, 2005	Mtge. Loans payable at December 31, 2004	Type of Subsidy*	Occupancy at March 31, 2005
----------------------	----------	-------------	------------	-------------	-----------	-------------
East Rusk Housing Associates, LTD (1) Pinewood Terrace Apartments Rusk, TX

Gateway Housing Associates, LTD (1) Gateway Village Garden Apts. Azle, TX

Justin Housing Associates, LTD (1) Justin Place Justin, TX

Grandview Housing Associates, LTD (1) Grandview Grandview, TX

Buena Vista Limited Partnership (1) Hampton Lane (Buena Vista) Buena Vista, GA

Audobon Group, L.P. A Massachusetts Limited Partnership (1) Audobon Boston, MA

Bent Tree Housing Associates (1) Bent Tree Jacksboro, TX

Bowie Housing Associates, LTD (1) Royal Crest (Bowie) Bowie, TX

		Capital Contributions
Local Limited Partnership Property Name Property Location	Number of Apt. Units	Total Committed at March 31, 2005	Total Paid through March 31, 2005	Mtge. Loans payable at December 31, 2004	Type of Subsidy*	Occupancy at March 31, 2005
----------------------	----------	-------------	-------------	-------------	----------	-------------
Nocona Terrace Housing Associates, LTD (1) Nocona Terrace Nocona, TX

Pine Manor Housing Associates (1) Pine Manor Jacksboro, TX

Rhome Housing Associates, LTD (1) Hilltop Apartments Rhome, TX

Valley View Housing Associates, LTD (1) Valley View Valley View, TX

Bentley Court II Limited Partnership Bentley Court Columbia, SC	272	5,000,000	5,000,000	6,573,935	None	95%

Bryson Housing Associates, LTD (1) Pecan Hill Apartments Bryson, TX

Orocovix Limited Dividend Partnership, S.E. (1) Orocovix IV Orocovix, PR

Carolina Woods Associates, L.P. Carolina Woods Greensboro, NC	48	1,000,000	1,000,000	811,168	None	71%

		Capital Contributions
Local Limited Partnership Property Name Property Location	Number of Apt. Units	Total Committed at March 31, 2005	Total Paid through March 31, 2005	Mtge. Loans payable at December 31, 2004	Type of Subsidy*	Occupancy at March 31, 2005
----------------------	----------	--------------	-------------	-------------	-----------	--------------
Kenilworth Associates LTD A Limited Partnership Mayfair Mansions Washington, DC	569	4,250,000	4,250,000	17,120,130	Section 8	96%

Oakview Square Limited Partnership A Michigan Limited Partnership Oakview Square Chesterfield, MI	192	5,299,652	5,299,652	5,679,178	None	80%

Whitehills II Apartments Company Limited Partnership(1) Whitehills II Howell, MI

Gobles Limited Dividend Housing Associates Orchard View Gobles, MI	24	162,022	162,022	723,548	FmHA	100%

Lakeside Square Limited Partnership An Illinois Limited Partnership Lakeside Square Chicago, IL	308	3,978,813	3,978,813	17,210,194	Section 8	100%

Lincoln Green Associates, A Limited Partnership (1) Lincoln Green Old Towne, ME

Brown Kaplan Limited Partnership (1) Brown Kaplan Boston, MA

		Capital Contributions
Local Limited Partnership Property Name Property Location	Number of Apt. Units	Total Committed at March 31, 2005	Total Paid through March 31, 2005	Mtge. Loans payable at December 31, 2004	Type of Subsidy*	Occupancy at March 31, 2005
----------------------	----------	--------------	-------------	-------------	-----------	-------------
Green Tree Village Limited Partnership A Limited Partnership Green Tree Village Greenville, GA	24	145,437	145,437	645,659	FmHA	96%

Milan Apartments Company Limited Partnership (1) Canfield Crossing Milan, MI

Findlay Market Limited Partnership (1) Findlay Market Cincinnati, OH

Seagraves Housing Associates, LTD. (1) Seagraves Seagraves, TX

West Pine Associates West Pine Findlay, PA	38	313,445	313,445	1,646,259	FmHA	79%

B-K Apartments Limited Partnership BK Apartments Jamestown, ND	48	290,000	290,000	722,315	Section 8	94%

46th and Vincennes Limited Partnership 46th and Vincennes Chicago, IL	28	751,120	751,120	1,310,538	Section 8	82%
	2,590	$ 37,634,852	$ 37,634,852	$ 82,531,585

*          FmHA This subsidy, which is authorized under Section 515 of the Housing Act of 1949, can be one or a combination of many different types of financing. For instance, FmHA may provide: 1) direct below-market-rate mortgage loans for rural rental housing; 2) mortgage interest subsidies which effectively lower the interest rate of the loan to 1%; 3) a rental assistance subsidy to tenants which allows them to pay no more than 30% of their monthly income as rent with the balance paid by the federal government; or 4) a combination of any of the above.

Section 8     This subsidy, which is authorized under Section 8 of Title II of the Housing and Community Development Act of 1974, allows qualified low-income tenants to pay 30% of their monthly income as rent with the balance paid by the federal government. Also includes comparable state subsidies.

(1) The Partnership no longer has an interest in this Local Limited Partnership.

Three Local Limited Partnerships invested in by the Partnership represent more than 20% of the Partnership's consolidated assets, equity or net losses. The following financial information represents the Local Limited Partnerships' performance for the years ended December 31, 2004 and 2003:

Leawood Associates, L.P. A Limited Partnership	2004	2003

Total Assets	$8,715,104	9,404,566
Total Liabilities	$7,941,578	8,100,965
Revenue	$1,787,424	1,702,695
Net Loss	$(530,075)	(546,987)

Oakview Square Limited Partnership
A Michigan limited Partnership

Total Assets	$8,243,765	8,550,226
Total Liabilities	$6,042,755	5,984,052
Revenue	$1,263,431	1,295,652
Net Loss	$(365,163)	(345,840)

Sencit Towne House, L.P.

Total Assets	$7,918,141	8,099,392
Total Liabilities	$4,278,806	4,629,007
Revenue	$1,949,279	1,951,861
Net Income	$168,950	163,558

Carolina Woods Associates, L.P.

Total Assets	$1,544,859	1,649,248
Total Liabilities	$1,258,417	1,275,285
Revenue	$207,306	246,910
Net Loss	$(87,521)	(33,878)
Lakeside Square Limited Partnership

An Illinois Limited Partnership

Total Assets	$15,900,047	8,208,686
Total Liabilities	$17,819,086	5,519,975
Revenue	$4,099,902	3,932,893
Net Income	$979,026	869,964

The Partnership does not guarantee any of the mortgages or other debt of the Local Limited Partnerships.

Duration of leases for occupancy in the Properties described above is generally six to twelve months. The Managing General Partner believes the Properties described herein are adequately covered by insurance.

Additional information required under this Item, as it pertains to the Partnership, is contained in Items 1, 6 and 7 of this Report.

Property Discussions

Most of the Properties in which the Partnership has an interest have stabilized operations and operate above break-even. Some Properties generate cash flow deficits that the Local General Partners of those Properties fund through project expense loans, subordinated loans or operating escrows. However, some Properties have had persistent operating difficulties that could either: i) have an adverse impact on the Partnership's liquidity; ii) result in their foreclosure; or iii) result in the Managing General Partner deeming it appropriate for the Partnership to dispose of its interest in the Local Limited Partnership prior to the expiration of the Compliance Period. Also, the Managing General Partner, in the normal course of the Partnership's business, may arrange for the future disposition of its interest in certain Local Limited Partnerships. The following Property discussions focus only on such Properties.

As previously reported, the Local General Partner of Hampton Lane, located in Buena Vista, Georgia, and Green Tree Village, located in Greenville, Georgia, expressed to the Managing General Partner some concerns over the long-term financial health of these Properties. In response to these concerns and to reduce possible future risk, the Managing General Partner entered into a put agreement with the Local General Partner in which the Partnership has the right to ultimately transfer ownership of the Local Limited Partnerships to the Local General Partner for a nominal price after the expiration of the Compliance Period. The plan includes provisions to minimize the risk of recapture. The Properties have generated all of their total Tax Credits and the Compliance Periods end on December 31, 2004 and December 31, 2005 for Hampton Lane and Green Tree Village, respectively. Effective January 1, 2005, the Managing General Partner exercised the put agreement for Hampton Lane, and the transfer of the Partnership's interest in Hampton Lane to the Local General Partner was consummated. The Partnership received $3,000 for its interest. This sale resulted in taxable income projected to be approximately $314,000, or $5 per Unit. The Partnership no longer has an interest in this Property.

As previously reported, the Managing General Partner negotiated an agreement with an unaffiliated entity to have the ability to transfer its interest to the unaffiliated entity or its designee with respect to the following Local Limited Partnerships: Orocovix IV, located in Orocovix, Puerto Rico, Canfield Crossing, located in Milan, Michigan, Orchard View, located in Gobles, Michigan and Whitehills II, located in Howell, Michigan. Although these Properties do not share a common Local General Partner, they are all Rural Housing Section 515 ("FMHA") properties. The Managing General Partner has the right to put its interest in any of the Local Limited Partnerships at any time in exchange for a contingent note that grants the Partnership

50% of all future net cash receipts from such Local Limited Partnership interest. Since the transfer was not to the unaffiliated entity, the Partnership was required to pay $2,500 to the unaffiliated party. This sale resulted in taxable income projected to be approximately $252,000, or $4 per Unit. In addition, effective January 1, 2005, the Managing General Partner transferred the Partnership's interest in Canfield Crossing and Whitehills II to the unaffiliated entity. These two sales resulted in taxable income projected to be approximately $678,000, or $10 per Unit. The Partnership no longer has an interest in these three Properties. The Compliance Period ended on December 31, 2004 for Orocovix IV, Canfield Crossing and Whitehills II and will end on December 31, 2005 for Orchard View.

As previously reported, in June of 1998, the Managing General Partner was informed that the Local General Partner of Bentley Court, located in Columbia, South Carolina was indicted on various criminal charges and pled guilty on certain counts. The Managing General Partner replaced the Local General Partner and the site management company. Furthermore, an IRS audit of the 1993 tax return for the Local Limited Partnership questioned the treatment of certain items and had findings of non-compliance in 1993. The IRS then expanded the scope of the audit to include the 1994 and 1995 tax returns. As a result, the IRS disallowed the Property's Tax Credits for each of these years. On behalf of the Partnership, the Managing General Partner retained counsel to appeal the IRS's findings in order to minimize the loss of Tax Credits. This administrative appeal has been unsuccessful and the IRS continues to take the position of disallowing Tax Credits for 1993, 1994 and 1995, a total of approximately $2,562,000, or $38 per Unit, not including interest. In addition, the Local General Partner received formal notification that the IRS was expanding its claims to recapturing approximately $500,000 of Tax Credits deducted in 1990, 1991 and 1992, or $7 per Unit, not including interest. In 2004, the Managing General Partner filed a Petition for Readjustment with the United States Tax Court (Case No. 5393-04) in order to further appeal the IRS's position. It is possible that the IRS will further expand its claims for additional amounts with respect to other years. However, counsel has advised that the statute of limitations expired for the tax years 1996, 1997 and 1998. The Managing General Partner is currently considering its options including Tax Court and possible settlement with the IRS. In addition, the Managing General Partner is considering using Partnership Reserves to place a $1 million or greater "cash bond" with the IRS to serve as a source of possible settlement of all or a portion of the claim. By so doing, after the date of the cash bond, no interest would accrue on that portion of the IRS's claim. If the settlement reached with the IRS was less than the bonded amount, the Partnership would recover the difference. Absent a successful litigation or a settlement, it is anticipated that the IRS will contact Limited Partners directly for any adjustments that need to be made to returns for those years. It is also possible that the Managing General Partner may decide to use additional Partnership Reserves or sell Bentley Court to generate proceeds that may be used in connection with the tax liabilities described above.

As previously reported, on April 28, 2000, the Managing General Partner, on behalf of the Partnership, filed suit against the former Local General Partner of Bentley Court and certain affiliates of the former Local General Partner alleging mismanagement of the Local Limited Partnership. During May 2001, the former Local General Partner authorized the release of funds held in escrow in the amount of approximately $640,000 to the Partnership that was used to reimburse the Partnership for advances made in previous years. Previously, weak market conditions had caused Bentley Court to be unable to establish a stabilized occupancy. However, strong occupancy enabled the Property to operate above breakeven during 2003 and 2004 with appropriate debt service coverage and working capital levels. Previously, both the Local General Partner and the Managing General Partner had advanced the Property funds to enable it to stay current on its financial obligations.

As previously reported, in February 1997, due to concerns about the Property's long-term viability, the Managing General Partner consummated a transfer of 50% of the Partnership's interest in capital and profits of BK Apartments, located in Jamestowne, North Dakota, to the Local General Partner. The Property generated its final year of Tax Credits in 2001 and the Partnership retained its full share of the Property's Tax Credits through such time period. The Local General Partner subsequently transferred its general partner interest to a new, nonprofit general partner. The Managing General Partner also has the right to put the Partnership's remaining interest to the new Local General Partner any time after December 1, 2001. In addition, the new Local General Partner has the right to call the remaining interest after the Compliance Period has expired. The Property operated above break-even during 2004.

As previously reported, although the neighborhood in which 46th & Vincennes is located (Chicago, Illinois) has improved in the last few years, potential tenants are reluctant to occupy the Property due to its location and curb appeal. As a result, maintaining occupancy, and therefore revenues, continues to be an issue and debt service coverage and working capital are below appropriate levels. A site visit by the Managing General Partner found the Property in need of some minor improvements but in overall fair condition. However, the Managing General Partner believes that the Local General Partner and its affiliated management company are not adequately performing their responsibilities with respect to the Property. The Managing General Partner has expressed these concerns to the Local General Partner and will continue to closely monitor the Property's operations. Advances from the Local General Partner have enabled the Property to stay current on its loan obligations.

As previously reported, during 1994 the Local General Partner of Dorsett Apartments, located in Philadelphia, Pennsylvania, transferred its interest in the Local Limited Partnership. The IRS subsequently conducted a compliance audit of the Property and took the position that the Property is subject to recapture due to non-compliance issues. The Managing General Partner disagrees with the IRS. In the opinion of the Managing General Partner, there is a risk that the Property and the Partnership could suffer significant Tax Credit recapture. However, it is not possible to quantify the potential amount at this time. Further, the Property suffered from poor location and security issues. Vandalism caused an increase in maintenance and repair expenses and negatively affected the Property's occupancy levels and tenant profile, causing debt service coverage and working capital to drop below appropriate levels. In 2003, the Managing General Partner and the Local General Partner began to pursue disposition options of the Partnership's interest in the Property. On September 21, 2004, the Property was sold. The Partnership received $25,000 in sales proceeds in December 2004 and received an additional $50,000 in February 2005. The Partnership continued to have an interest in this Local Limited Partnership until January 1, 2005, at which time the Property's Compliance Period expired, and the Partnership's interest was fully transferred. The sale resulted in a taxable loss of approximately $89,000, or $1 per Unit. The Managing General Partner, in accordance with and as permitted by the Partnership Agreement, retained the entire amount of net proceeds in Reserves.

As previously reported, the Managing General Partner negotiated an agreement to transfer the Local General Partner interest in West Pine, located in Findlay, Pennsylvania, to an affiliate of the Allegheny County Housing Authority ("ACHA"), contingent upon receiving approval from the U.S. Department of Housing and Urban Development ("HUD"). HUD approval was received and the Local General Partner interest was transferred on October 17, 2003. In addition, the ACHA had informed the Managing General Partner of its interest in acquiring the Partnership's interest in the Local Limited Partnership, pending their assumption of the Local General Partner interest. Concurrent with the replacement of the Local General Partner, another ACHA affiliate acquired 30% of the Partnership's Limited Partner interest in the Local Limited Partnership. As part of this transaction, the Partnership acquired a put option for the remaining 70% exercisable for $1 upon the expiration of the Compliance Period, December 31, 2006. West Pine generated its final year of Tax Credits in 2001.

As previously reported, Willow Ridge, located in Prescott, Arizona, experienced operating difficulties during 2003 and 2004. Despite relatively strong occupancy, the Property operated below break-even during 2003 and the Local Limited Partnership did not make any debt service payments in 2004. The Property generated all of its Tax Credits by 2001, and its Compliance Period expired on December 31, 2004. In order to minimize the Partnership's risk, the Managing General Partner agreed to allow an unaffiliated entity to be admitted as a co-Local General Partner. This admittance required the approval of the U.S. Department of Housing and Urban Development, which was received in October 2004. The co-Local General Partner was required to cure the mortgage arrearages. In addition, the Partnership received the right to put its interest in the Property at any time after December 31, 2004 in exchange for a contingent note that granted the Partnership 50% of all future net cash receipts from such Local Limited Partnership interest. Effective January 1, 2005, the Partnership's interest was transferred to the unaffiliated party. This sale resulted in taxable income of approximately $406,000, or $6 per Unit. The Partnership no longer has an interest in this Property.

As previously reported, Carolina Woods, located in Greensboro, North Carolina, has experienced decreasing occupancy since early 2003. In an effort to increase occupancy, the Local General Partner replaced its own management agent affiliate with a third party local management agent. The new management agent has evicted several tenants for non-payment. Revenues have decreased, and the Property has experienced operating deficits. The Local General Partner has advanced funds as necessary to ensure the Property remains current on its debt service obligations. The Property's Compliance Period expired on December 31, 2004 and therefore poses minimal risk to the Partnership. The Managing General Partner is working with the Local General Partner to develop an exit strategy for the Partnership's interest in the Property now that the Property's Compliance Period has expired.

As previously reported, Lakeside Square, located in Chicago, Illinois, has enjoyed very strong operations for a number of years. In 2003, the Local General Partner requested approval for a refinancing of the Property. In return for the Partnership's approval, the Managing General Partner obtained a put option to transfer the Partnership's interest at any time after December 31, 2006, the end of the Property's Compliance Period, for $300,000. As part of the agreement, the Local General Partner received a call option to be exercised any time after December 31, 2006. The Partnership received Sale or Refinancing Proceeds, as defined in the Local Limited Partnership Agreement, of $4,922,665 from the refinancing, which closed on August 31, 2004.

The Managing General Partner, in accordance with and as permitted by the Partnership Agreement, retained the entire amount of net proceeds in Reserves.

Lincoln Green, located in Old Towne, Maine, had experienced operating deficits from 2002 through 2004. The Property reached the end of its Compliance Period on December 31, 2004. The Managing General Partner determined that there was no likelihood of any significant cash distributable to the Partnership from a sale of the Property. As a result, the Managing General Partner agreed to sell the Partnership's interest in the Local Limited Partnership to the Local General Partner for $30,000. Effective January 31, 2005, the sale was consummated. This sale resulted in taxable income projected to be approximately $654,000, or $10 per Unit. The Partnership no longer has an interest in this Property. The Managing General Partner, in accordance with and as permitted by the Partnership Agreement, retained the entire amount of net proceeds in Reserves.

Inflation and Other Economic Factors

Inflation had no material impact on the operations or financial condition of the Partnership for the years ended March 31, 2005 and 2004.

Since most of the Properties benefit from some sort of government assistance, the Partnership is subject to the risks inherent in that area including decreased subsidies, difficulties in finding suitable tenants and obtaining permission for rent increases. In addition, any Tax Credits allocated to investors with respect to a Property are subject to recapture to the extent that the Property or any portion thereof ceases to qualify for Tax Credits.

Certain properties in which the Partnership has invested are located in areas suffering from poor economic conditions. Such conditions could have an adverse effect on the rent or occupancy levels at such Properties. Nevertheless, the Managing General Partner believes that the generally high demand for below-market rate housing will tend to negate such factors. However, no assurance can be given in this regard.

BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV
(A Limited Partnership)

BALANCE SHEET
March 31, 2005

Assets:
Cash and cash equivalents	$ 4,476,203
Investments in Local Limited Partnership (Note 3)	6,090,445
Other assets	354
-------------------
Total Assets	$ 10,567,002
============

Liabilities and Partners' Equity

Due to affiliate (Note 4)	$ 34,541
Accrued expenses	29,475
-------------------
Total Liabilities	64,016

General, Initial and Investor Limited Partners' Equity	10,502,986
-------------
Total Liabilities and Partners' Equity	$ 10,567,002
=============

BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV
(A LIMITED PARTNERSHIP)

STATEMENTS OF OPERATIONS
For the Years Ended March 31, 2005 and 2004

	2005	2004
Revenue:
Investment	$ 46,118	$ 7,931
Other	1,131,690	82,389

Total Revenue	1,177,808	90,320

Expenses:
Asset management fees, affiliate (Note 4)	172,474	181,341
Provision for valuation of advances to Local
Limited Partnerships (Note 3)	11,904	8,720
Provision for valuation of investments in Local
Limited Partnerships (Note 3)	1,178,162	14,349
General and administrative (includes reimbursements
to affiliate in the amounts of $259,408 and $190,026
in 2005 and 2004, respectively) (Note 4)	464,853	310,150
Amortization	35,144	40,679

Total Expenses	1,862,537	555,239

Loss before equity in losses of Local Limited
Partnerships	(684,729)	(464,919)

Equity in losses of Local Limited
Partnerships (Note 3)	(780,337)	(892,053)

Gain on sale of investments in Local Limited Partnerships	80,500	--

Net Loss	$ (1,384,566)	$ (1,356,972)

Net Loss allocated:
General Partners	$ (13,846)	$ (13,570)
Limited Partners	(1,370,720)	(1,343,402)

	$ (1,384,566)	$ (1,356,972)

Net Loss per Limited Partner
Unit (68,043 Units)	$ (20.14)	$ (19.74)

BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV
(A LIMITED PARTNERSHIP)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:
Net Loss	$ (1,384,566)	$ (1,356,972)
Adjustments to reconcile net loss to net cash
used for operating activities:
Equity in losses of Local Limited Partnerships	780,337	892,053
Gain on sale of investments in Local Limited
Partnerships	(80,500)	--
Provision for valuation of advances to Local
Limited Partnerships	11,904	8,720
Provision for valuation of investments in Local
Limited Partnerships	1,178,162	14,349
Amortization	35,144	40,679
Net gain on sales of marketable securities	--	(809)
Cash distributions included in net loss	(1,131,690)	(82,379)
Increase (decrease) in cash arising from
changes in operating assets and liabilities:
Other assets	(235)	1,737
Due to affiliate	(535,197)	146,368
Accrued expenses	(38,366)	(1,474)

Net cash used for operating activities	(1,165,007)	(337,728)

Cash flows from investing activities:
Proceeds from sales
of marketable securities	--	100,000
Advances to Local Limited Partnerships	(11,904)	(8,720)
Cash distributions received from Local
Limited Partnerships	5,012,000	217,379
Proceeds received from sale of investments in
Local Limited Partnership	80,500	--

Net cash provided by investing activities	5,080,596	308,659

Net increase (decrease) in cash and cash equivalents	3,915,589	(29,069)

Cash and cash equivalents, beginning	560,614	589,683

Cash and cash equivalents, ending	$4,476,203	$ 560,614

The notes to the financial statements have been omitted. Please refer to the Partnership’s Form 10-KSB.

The Letter of Transmittal, and any other required documents should be sent or delivered by each Unit Holder or his broker, dealer, commercial bank, trust company or other nominee to the Purchaser at its address set forth below.

Questions and requests for assistance may be directed to the Purchaser at its address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, and other tender offer materials may be obtained from the Purchaser as set forth below, and will be furnished promptly at the Purchaser’s expense.

February 20, 2006                                                                   ANISE, L.L.C.

Anise, L.L.C.
1001 Walnut
Kansas City, Missouri 64106
(816) 877-0892
Facsimile: (816) 221-1829